FIRST AMENDMENT TO AMENDED AND RESTATED FINANCING AGREEMENT

This First Amendment to Amended and Restated Financing Agreement ("Amendment") is made as of the 30th day of March, 2009 by and among ROCK OF AGES CORPORATION ("ROA"), CAROLINA QUARRIES, INC. ("Carolina") and PENNSYLVANIA GRANITE CORP. ("Pennsylvania"; and together with ROA and Carolina, each individually, a "Company" and collectively the "Companies"), each financial institution or other entity which is now a party to the Financing Agreement below as a lender (collectively, "Lenders" and each individually, a "Lender"), and THE CIT GROUP/BUSINESS CREDIT, INC. ("CIT"), as a Lender, and as agent for Lenders (CIT, in such capacity, "Agent").

BACKGROUND

A.	The Companies, Agent and Lenders entered into a certain Amended and Restated Financing Agreement dated as of October 24, 2007 (as may heretofore otherwise have been and may hereafter be amended, modified, restated and replaced from time to time, the "Financing Agreement"), pursuant to which Agent and Lenders established certain financing arrangements with the Companies. All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Financing Agreement.

B.	The Companies have requested that the Lenders (i) waive certain Event(s) of Default as more particularly described below, (ii) modify the requirement of certain of the financing covenants under the Financing Agreement and (iii) make certain other amendments and modifications to the Agreement, and the Lenders have agreed to such requests on the terms and subject to the conditions contained in this Amendment

C.	The Companies, Lenders and the Agent desire to set forth their agreements in writing.

TERMS AND CONDITIONS

NOW, THEREFORE, with the foregoing Background incorporated by reference and made a part hereof and intending to be legally bound, the parties agree as follows:

1.	Waivers.

	(A)	The Companies have advised Agent and Lenders that certain Events of Default have occurred under the Financing Agreement as follows: (i) the Companies, on a consolidated basis, have sustained a net loss for their fiscal year ended on or about December 31, 2008, as determined in accordance with GAAP, and as a result, an Event of Default has occurred under Section 10.1(h) of the Financing Agreement and (ii) the Companies have failed to maintain a Fixed Charge Coverage Ratio, on a consolidated basis, of 1.0 to 1.0 for the four (4) fiscal quarters ending on or about December 31, 2008 as required by Section 7.12 of the Financing Agreement, and as a result an Event of Default has occurred under Section 10.1(f) of the Financing Agreement (the "Specified Events of Default"). The Companies hereby acknowledge, represent and warrant that, as of the date hereof immediately prior prior to the effectiveness of this Amendment, (x) the Specified Events of Default have occurred and are continuing under the Financing Agreement and (y) no Default or Event of Default other than the Specified Events of Default has occurred and remains outstanding and unwaived. Upon the effectiveness of this Amendment as provided for below, Lenders shall be deemed to have waived the Specified Events of Default as of the date hereof, provided that, such waiver shall only be effective as to the Event of Default arising out of the breach of the minimum Fixed Charge Coverage Ratio described in clause (ii) of this sentence if and to the extent that the Companies would be in compliance with the requirements of Section 7.12 of the Financing Agreement for the four (4) fiscal quarters ended on or about December 31 if the Fixed Charge Coverage Ratio of the Companies (on a consolidated basis) was calculated as provided for in Section 1(B) of this Amendment below. Lenders' waiver of the Specified Events of Default shall in no way be construed as an agreement to waive any Event of Default under the Financing Agreement that may have occurred prior to the date hereof other than the Specified Events of Default nor to waive any Event of Default arising after the date hereof, in either case whether or not such existing or future Event of Default is of the same type and/or arises from the same or similar events or circumstances as the Specified Event of Default, including without limitation, any other Event of Default arising from a violation of any financial covenant (any such existing or future Event of Default other than the Specified Events of Default, an "Excluded Default"). Agent and Lenders reserve all of their respective rights and remedies under the Financing Agreement and the other Financing Documents, and all of the rights and remedies available to each of them at law or in equity, arising as a result of the occurrence of any such Excluded Default which may exist and/or may hereafter occur. Lenders shall have no duty or obligation to grant any waivers with respect to any such existing or future Excluded Default, and the granting of the waiver of the Specified Events of Default under this Amendment shall not be construed as a course of conduct or dealing on the part of Lenders creating any such duty or obligation.

(B)	Notwithstanding anything to the contrary provided for in the Financing Agreement, Agent and Lenders hereby agree that for purposes of determining whether the Companies are in compliance with the requirements of Section 7.12 of the Financing Agreement regarding maintenance of a minimum Fixed Charge Coverage Ratio for the fiscal measurement periods ending on or about December 31, 2008, March 31, 2009, June 30, 2009 and September 30, 2009 only, the Companies shall be permitted to add-back to their consolidated EBITDA in the denominator of such ratio (i) an amount equal to the amount of the non-cash write-down taken by the Companies in the fourth quarter of their fiscal year ended on or about December 31, 2008 with respect to the B grade block inventory of the Companies and (ii) and amount equal to the amount of the non-cash write-down taken by the Companies in the fourth quarter of their fiscal year ended on or about December 31, 2008 with respect to their change in use of certain buildings vacated during 2008.

(C)	Notwithstanding anything to the contrary provided for in the Financing Agreement, Agent and Lenders hereby agree that the Companies shall be deemed to be in compliance with the requirements of Section 7.13 of the Financing Agreement regarding maintenance of a maximum Leverage Ratio for and during the Companies' fiscal quarters ending on or about March 31, 2009 and on or about June 30, 2009 so long as the Leverage Ratio of the Companies, on a consolidated basis, during those fiscal quarters does not exceed 2.25 to 1.00;

	(D)	In consideration of the consents and waivers of the requirements of the provisions of Section 7.12 and 7.13 of the Financing Agreement provided for in the foregoing Sections 1(B) and 1(C) of this Amendment, the Companies hereby specifically agree and acknowledge that such consents and waivers create one-time exceptions to the generally applicable covenants regarding the maintenance of a minimum Fixed Charge Coverage Ratio and a maximum Leverage Ratio by the Companies, and that the granting of such consents and waivers shall not under any circumstances be construed or interpreted as having established a course of dealing or course of conduct binding upon Agent and Lenders in the future or otherwise creating any future duty or obligations on Agent and/or Lenders to grant any similar consents to exceptions to application of the provisions of Section 7.12 and 7.13 of the Financing Agreement.

	(E)	Without limiting the generality of the foregoing Section 1(D) of this Amendment (or of Section 15.11 of the Financing Agreement), the Companies acknowledge and agree that, under the terms of the Financing Agreement, (i) except as expressly provided for in Section 1(B) of this Amendment, the Company is required to abide strictly by all of the terms and conditions of the financial covenants and undertakings provided for in Sections 7.12, 7.13, 7.14 and 10.1(h) of the Financing Agreement and to make all calculations required thereunder strictly in accordance with the provisions of such Sections, the provisions of the definitions of any defined terms relevant thereto and, if and as applicable, the requirements of GAAP, and (ii) in particular, the Company is required to calculate its EBITDA for any relevant period for all purposes under the Financing Agreement and other Financing Documents (except as expressly provided for in Section 1(B) of this Amendment) strictly in accordance with the definition of EBITDA under the Financing Agreement and the requirements of GAAP, without any additional add-backs thereto not strictly permitted under the definition of EBITDA in the Financing Agreement and the requirements of GAAP, and to the extent that any prior actions of the Companies or Agent or Lenders in connection with the Financing Agreement and/or the credit facilities provided thereunder (or any precedessor loan documents and/or credit facilities) could be interpreted to have established any course of conduct or course of dealing contrary to the foregoing clauses (i) and (ii) (or any part thereof), such course of conduct or dealing is hereby withdrawn and revoked and repudiated by the Companies, Agent and Lenders.

2.		Amendments to Financing Agreement. As of the date hereof, the Financing Agreement is hereby amended and modified in the following manner:

	(A)	Amendment to Definition of Business Day. The existing definition of "Business Day" set forth in Section 1 of the Financing Agreement shall be amended and restated in its entirety as follows

	(B)	Amendments to Interest Rates.

(1)	Amendment to Replace Chase Bank Rate with Alternate Base Rate. Each reference in the Financing Agreement or any other Financing Document to the "Chase Bank Rate" shall be deemed deleted and replaced with a reference to the "Alternate Base Rate". The existing definition of the "Chase Bank Rate" shall be deleted from Section 1 of the Financing Agreement and the following new definitions of "Alternate Base Rate", "Federal Funds

Effective Rate", "Prime Rate" and "Three-Month LIBOR Rate" shall be added to Section 1 of the Financing Agreement in the correct alphabetical places:

Alternate Base Rate shall mean, on any date of determination, a rate per annum equal to the greater of (a) the Prime Rate in effect on such day or (b) the Federal Funds Effective Rate in effect on such day plus one-half of one percent (0.50%). Any change in the Alternate Base Rate due to a change in the Prime Rate or the Federal Funds Effective Rate shall be effective from and including the effective date of such change in the Prime Rate or the Federal Funds Effective Rate, respectively.

Federal Funds Effective Rate shall mean, on any date of determination, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such date, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Agent from three Federal funds brokers of recognized standing selected by it.

Prime Rate shall mean, on any date of determination, the rate of interest per annum publicly announced from time to time by JPMorgan Chase Bank (or its successor) as its prime rate in effect at its principal office in New York City (or if such rate is at any time not available, the prime rate so quoted by any banking institution as determined by the Agent in its sole discretion); each change in the Prime Rate shall be effective on the date such change is publicly announced as being effective.

(2)	Amendments to Libor Interest Provisions. The existing definition of "Libor" and "Libor Period" shall be deleted from Section 1 of the Financing Agreement and replaced with the following new definitions of "Libor" and "Libor Period". In addition, the following new definitions of , "Libor Base Rate", "Libor Floor" and "Statutory Reserve Rate" shall be added in the correct alphabetical places:

Libor shall mean, for any Libor Period with respect to any Libor Loan, an interest rate per annum (rounded upwards, if necessary, to the next 1/100 of 1%) equal to the greater of (x) (i) the Libor Base Rate for such Libor Period multiplied by (ii) the Statutory Reserve Rate and (b) the Libor Floor.

Libor Base Rate shall mean, on any date of determination, and subject to availability, with respect to any Libor Loan for any Libor Period:

(a) the rate per annum equal to the rate determined by the Agent to be the offered rate that appears on the Bloomberg BBAM Screen (or any successor thereto) that displays an average British Bankers Association Interest Settlement Rate for deposits in Dollars (for delivery on the first day of such Libor Period) with a term equivalent to such Libor Period, determined as of approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Libor Period, or

(b) if the rate referenced in the preceding clause (a) does not appear on such page or service or such page or such service shall not be available, the rate per annum equal to the rate determined by the Agent to be the offered rate on such other page or other service that displays an average British Bankers Association Interest Settlement Rate for deposits in Dollars (for delivery on the first day of such Libor Period) with a term equivalent to such Libor Period, determined as of approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Libor Period, or

(c) if the rates referenced in the preceding clauses (a) and (b) are not available, the rate per annum (rounded upward to the next 1/100th of 1%) determined by the Agent as the rate of interest at which deposits in Dollars for delivery on the first day of such Libor Period in same day funds in the approximate amount of the Eurodollar Loan being made, continued or converted by JPMorgan Chase Bank (or its successor) and with a term equivalent to such Libor Period would be offered by JPMorgan Chase Bank's London Branch (or its successor) (or such other major bank as is acceptable to the Agent if JPMorgan Chase Bank is no longer offering to acquire or allow deposits in the London interbank eurodollar market) to major banks in the London interbank eurodollar market at their request at approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Libor Period..

Libor Floor shall mean two percent (2.00%).

Libor Period shall mean, with respect to any Libor Loan, the period commencing on the date of Libor Loan is first advanced (or, if applicable, continued from a prior Libor Period or converted from a Loan accruing interest at the Alternate Base Rate) and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter, as the Companies may elect; provided, that (i) if any Libor Period would end on a day other than a Business Day, such Libor Period shall be extended to the next succeeding Business Day, unless such next succeeding Business Day would fall in the next calendar month, in which case such Libor Period shall end on the next preceding Business Day and (ii) any Libor Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Libor Period) shall end on the last Business Day of the last calendar month of such Libor Period.

Statutory Reserve Rate shall mean a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board with respect to the Libor, for Eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. Eurodollar Loans shall be deemed to constitute Eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage

(3)	Amendments to Eliminate Grid Pricing.

(a)	The existing definitions of "Applicable Fee Percentage" and "Applicable Increment" set forth in Section 1 of the Financing Agreement shall be amended and restated in their entirety as follows:

Applicable Fee Percentage shall mean on, any date of determination, with respect to the Letter of Credit Guaranty Fee, the applicable rate per annum set forth in the definition of Applicable Increment, under the applicable caption.

Applicable Increment shall mean, on any date of determination, with respect to any Revolving Loan, Term Loans or Letter of Credit, the applicable rate per annum as follows:

Applicable Increment for Alternate Base Rate Revolving Loans	Applicable Increment for Libor Rate Revolving Loans	Applicable Increment for Alternate Base Rate Term Loans	Applicable Increment for Libor Rate Term Loans	Applicable Increment for Letters of Credit

3.00%	4.00%	3.50%	4.50%	1.25%

(b)	Section 8.3 of the Financing Agreement shall be deleted in its entirety and replaced as follows: {Intentionally Omitted}.

(c)	Amendment to Line of Credit Fee.

(1) Companies, Agent and Lenders agree and acknowledge that the original definition of "Line of Credit Fee" set forth in Section 1 of the Financing Agreement contained typographical errors, and that at all times from and after the Closing Date through the time immediately prior to the effectiveness of this Amendment, such definition should have read as follows (and that the Lenders were entitled to receive payment of the Line of Credit Fee at all times from and after the Closing Date through the time immediately prior to the effectiveness of this Amendment in accordance with such corrected definition):

Line of Credit Fee shall: (a) mean the fee payable to the Agent, for the ratable benefit of the Lenders, due on the last Business Day of each month for the Line of Credit, and (b) be determined by multiplying (1) the difference between (i) the aggregate committed amounts of the Line of Credit and the Acquisition Term Loan Line of Credit and (ii) the sum, for such month, of (x) the average daily outstanding principal balance of all Revolving Loans, plus (y) the average daily undrawn balance of Letters of Credit, plus (z) the average daily outstanding principal balance of all Term Loans, by (2) one-quarter of one percent (0.25%) for the number of days in such month.

(2)	From and after the effectiveness of this Amendment, the definition of "Line of Credit Fee" set forth in Section 1 of the Financing Agreement shall be amended and restated in its entirety as follows (and from and after such effectiveness of this Amendment, the Lenders shall be entitled to receive payment of the Line of Credit Fee in accordance with such amended and restated definition):

Line of Credit Fee shall: (a) mean the fee payable to the Agent, for the ratable benefit of the Lenders, due on the last Business Day of each month for the Line of Credit, and (b) be determined by multiplying (1) the difference between (i) the aggregate committed amounts of the Line of Credit and the Acquisition Term Loan Line of Credit and (ii) the sum, for such month, of (x) the average daily outstanding principal balance of all Revolving Loans, plus (y) the average daily undrawn balance of Letters of Credit, plus (z) the average daily outstanding principal balance of all Term Loans, by (2) one-half of one percent (0.50%) for the number of days in such month.

3.	Effectiveness Conditions. This Amendment shall be effective upon satisfaction of the following conditions:

(A)	Execution and delivery of this Amendment by each party hereto.

(B)	Delivery by the Companies of a certificate of the secretary or assistant secretary of each of Companies certifying (i) as true and correct a copy of resolutions adopted by such Company's Board of Directors (whether pursuant to a meeting of such Board of Directors or by written action of such Directors in lieu of a meeting) approving and authorizing the execution, delivery and performance by such Company of this Amendment and of the transactions contemplated herein and therein, (ii) that there have been no amendments, supplements, or other modifications to such Company's certificate/articles of incorporation and bylaws since the original Closing Date of October 24, 2007 and that the copies of such certificate/articles of incorporation and bylaws delivered to Agent on such date as a part of the "secretary's certificates" delivered by the Companies on such Closing Date are true, correct and complete copies of such certificate/articles of incorporation and bylaws as currently in full force and effect and (iii) the name(s) and signature(s) of one or more officers of such Company authorized to execute and deliver this Amendment on behalf of such Company pursuant to the resolutions referenced in clause (i) above.

(C)	Payment by the Companies of all fees, costs and expenses (including without limitation any and all legal fees and expenses) incurred by Agent in the negotiation, preparation and execution of this Amendment. The Companies hereby authorize the Agent to charge the Collective Loan Account with the amount of all such costs and expenses of Agent in satisfaction thereof, and requests that Lenders make one or more Revolving Loan(s) (consisting of Revolving Loans bearing interest based on the Alternate Base Rate) on or after the date hereof in an aggregate amount equal to the total amount of all such costs and expenses, and that Agent disburse the proceeds of such Revolving Loans) in satisfaction thereof

4.		Representations and Warranties. The Companies represent and warrant to Agent and Lenders that:

	(A)	All warranties and representations made to Agent and Lenders under the Financing Documents are true and correct as of the date hereof as though made on the date hereof (except to the extent that such representation and warranty by its express terms was limited to being made on or as of a specific date).

	(B)	The execution and delivery by the Companies of this Amendment, and the performance by it of the transactions herein contemplated (i) are and will be within each Company's corporate powers, ( ii) have been authorized by all necessary corporate action on the part of each Company and its Board of Directors and (if applicable) its shareholders and (iii) are not and will not be when performed in contravention of any law, any order of any court or other agency of government, or any other indenture, agreement, contract or undertaking to which any Company is a party or by which the property of any Company is bound, or be in conflict with, result in a breach of, or constitute (with due notice and/or lapse of time) a default under any such indenture, agreement, contract or undertaking or result in the imposition of any lien, charge or encumbrance of any nature on any of the properties of any Company.

	(C)	This Amendment, and any assignment, instrument, document, or agreement executed and delivered in connection herewith, are the valid and binding obligations of the Companies and are enforceable against the Companies in accordance with their respective terms.

	(D)	No Default or Event of Default other than the Specified Events of Default exists under the Loan Documents.

	(E)	The name, office and signature of the officer(s) of each entity signing this Amendment have previously been certified to Agent in the incumbency and signature certificates of such entity heretofore delivered to Agent.

5.		Collateral. As collateral security for the prompt and complete payment in full when due (whether at the stated maturity, by acceleration or otherwise) of all loans and advances made and to be made to, or for the benefit of, the Companies, from time to time by the Lenders, acting through the Agent, pursuant hereto, as well as to secure the payment and performance of all of the other Obligations of every Company, each Company hereby restates and reaffirms its pledges and grants to the Agent, for the ratable benefit of the Lenders and of the Agent, of a security interest in and continuing lien on, all of such Company's right, title and interest in, to and under all personal property of such Company including, but not limited to all of the Collateral, in each case now owned or at any time hereafter acquired by such Company or in which such Company now has or at any time in the future may acquire any right, title or interest, wherever located. The Companies hereby confirms and agrees that all security interests and Liens granted under the Financing Documents (specifically including the Existing Financing Documents) to Agent, the ratable benefit of the Lenders and of the Agent, continue in full force and effect and shall continue to secure the Obligations. All Collateral remains free and clear of any lien, charge, security interest, encumbrance or judgment,

(whether as a result of a purchase money or title retention transaction, or other security interest, or otherwise) other than Permitted Encumbrances. Nothing herein contained is intended to impair or limit in any manner the validity, priority and extent of Agent's security interest in and liens upon the Collateral.

6.	Ratification of Loan Documents. Except as expressly set forth herein, all of the terms and conditions of the Financing Agreement and the other Financing Documents (including as applicable each Existing Financing Document) are hereby ratified and confirmed and continue unchanged and in full force and effect. All references to the Financing Agreement shall mean the Financing Agreement as modified by this Amendment. The Companies hereby acknowledge and agree it shall be an Event of Default under the Financing Agreement if (i) any representation or warranty made by The Companies under or in connection with this Amendment shall have been untrue, false or misleading in any material respect when made, or (ii) The Companies shall fail to perform or observe any term, covenant or agreement contained in this Amendment.

7.	Confirmation of Indebtedness. The Companies hereby acknowledges and confirm that as of the close of business on March 20, 2009, (i) the Companies are indebted to Lender in the aggregate principal amount of $5,808,190 for all Revolving Loans, (ii) the Companies are indebted to Lender in the aggregate principal amount of $13,990,999 for all Term Loans and (ii) that the aggregate undrawn face amount of all Letters of Credit outstanding is $652,130. The Companies hereby confirm and agree that the foregoing Obligations, together with all other Obligations (whether representing outstanding principal, accrued and unpaid interest, accrued and unpaid fees or any other Obligations of any kind or nature) currently owing by the Companies under the Financing Agreement and the other Financing Documents, as reflected in the books and records of Agent and Lenders as of the date hereof, are unconditionally owing from and payable by the Companies, and the Companies are indebted to Agent and Lenders with respect thereto, all without any set-off, deduction, counterclaim or defense.

8.	Release. Each of the Companies acknowledges and agrees that it has no actual or potential claim or cause of action against Agent or any Lender relating to the Financing Agreement or any Financing Document and/or the Obligations arising thereunder or related thereto, in any such case arising on or before the date hereof. As further consideration for the consents and waivers set forth herein, each of the Companies hereby waive and release and forever discharges Agent and each Lender, and the respective officers, directors, attorneys, agents, professionals and employees of Agent and each Lender (all collectively the "Released Parties") from any liability, damage, claim, loss or expense of any kind that the Companies had, may now have or may hereafter have against any one or more of the Released Parties arising out of or relating to this Amendment, the Financing Agreement or any Financing Document and/or the transactions described herein or therein or contemplated hereby or thereby and/or the Obligations arising hereunder or thereunder or relating hereto or thereto and/or any actual or alleged actions, conduct, inaction or omission on the part of any one or more of the Released Parties, to the extent arising or occurring on or before the date hereof.

9.	Governing Law; Other Provisions. THE VALIDITY, INTERPRETATION AND ENFORCEMENT OF THIS AMENDMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK. The provisions of Section 8.8 of the Financing Agreement regarding payment of Out-of-Pocket Expenses, Section 14 of the Financing Agreement regarding indemnities and Section 15.8 of the Financing Agreement regarding waiver of the right to trial by jury and waivers concerning service of process are hereby incorporated by reference. If any provision hereof or of any other agreement made in connection herewith is held to be illegal or unenforceable, such provision shall be fully severable, and the remaining provisions of the applicable agreement shall remain in full force and effect and shall not be affected by such provision's severance.

10.	Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same respective agreement. Signature by facsimile or electronic image (including PDF) delivered by email shall bind the parties hereto.

11.	Successors and Assigns. This Amendment shall bind and benefit the parties thereto and their respective successors and assigns.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first above written.

THE COMPANIES:

ROCK OF AGES CORPORATION

CAROLINA QUARRIES, INC.

PENNSYLVANIA GRANITE CORP.

By:  /s/ Donald Labonte

Name: Donald Labonte

Title:   President and CEO

AGENT

THE CIT GROUP / BUSINESS CREDIT, INC.

By:  /s/ Dan Bueno___________________________

Name: Dan Bueno

Title:   Vice President

                                                                     LENDERS:

THE CIT GROUP/BUSINESS CREDIT, INC.,

as a Lender

By:  /s/ Dan Bueno

Name: Dan Bueno

Title:   Vice President

PEOPLE'S UNITED BANK, successor in interest by merger to Chittenden Trust Company d/b/a Chittenden Bank,

as a Lender

By:  /s/ Mark Wahl

Name:  Mark Wahl

Title:     Vice President

[Signature Page to First Amendment to Amended and Restated Financing Agreement]